OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/23 (MM/DD/YY) AND ENDING 03/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Forte Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

77 Water St, Suite 1604
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Vrinda Arora	(212) 668-8700	varora@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

3/4/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Alexis Herzberg</u> , swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of <u>Forte Securities, LLC</u> , as of
<u>3/31</u> , 2 <u>2024</u> , is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.





GINGER GILL
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GI6172952
Qualified in New York County
My Commission Expires 08/20/2027



Signature: _____

Title: _____
CEO

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FORTE SECURITIES, LLC

Statement of Financial Condition as of March 31, 2024

And

Report of Independent Registered Public Accounting Firm

This report is pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

FORTE SECURITIES, LLC
MARCH 31, 2024

Table of Contents



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Forte Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Forte Securities, LLC (the "Company") as of March 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Forte Securities, LLC as of March 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Forte Securities, LLC's auditor since 2022.

Hauppauge, New York
June 10, 2024

Nawrocki Smith LLP

FORTE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2024

ASSETS	
Cash	$ 611,259
Accounts receivable- related party	27,379
Accounts receivable	15,073
Cash Balance Pension Plan	296,006
Other assets	13,806
TOTAL ASSETS	$ 963,523
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 30,645
Due to related party	96,126
Cash Balance Pension Plan Payable	412,080
TOTAL LIABILITIES	538,851
MEMBER'S EQUITY	424,672
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 963,523

See Accompanying Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2024

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Forte Securities, LLC, (the "Company") was organized in December 1995 as a Texas limited liability company. The Company has been registered to do business in New York State since 2005 and operates through its office in New York City. It was formerly known as Southlake Capital, LLC. The Company operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA") and Securities Investors Protection Corporation ("SIPC"). The Company is also registered with the Commodities Futures Trading Commission ("CFTC") and has been a member of the National Futures Association ("NFA") since March 2019. The Company is a single-member Limited Liability Company and is wholly-owned by Forte Securities Holdings, LLC (the "Parent").

The Company operates as an independent full service broker-dealer in securities. The Company's customers are primarily institutional entities located throughout the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification ("ASC").

Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less at the time of the purchase to be cash equivalents. As of March 31, 2024, there were no cash equivalents.

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Leases
In January 2016, the FASB issued ASU 2016-02, Leases, requiring the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after April 1, 2019 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has determined that there was no impact under the new lease standards on the Company's financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company adheres to the provisions of FASB ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Income

The Company is a non-carrying broker dealer that receives commission income generated from executing securities on behalf of its customers. The Company is the legal counterparty responsible for executing and settling all trades (although a clearing firm is involved in the settlement process) and its customers have no direct relationship with the clearing firm. The Company works with the customer to establish the commission rate and ultimately sets the price and is principal in the scope of ASU 2016-08 and records commissions on a gross basis. The commissions are charged to customers on the trade date at the point of execution by the Company.

The Company buys an sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission and related expenses are recorded on a trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date underlying financial instrument is identified, the pricing is agreed upon, and the risk and rewards of ownership have been transferred to/from the customer.

The Company earns rebates from securities exchanges for routing trade flow through these channels and providing liquidity to the public markets. These payments for order flow are earned on a trade date basis, which is when the performance obligations have been satisfied. The Company receives invoices other brokers on a monthly basis which include a break down of rebates earned throughout the month. The Company records these amounts as income at the end of each month.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commission Income (continued)

The Company's role and responsibility as an executing broker is performed only when a customer requests for them to initiate a trade. As a result, the customer has an option to purchase this service. Consideration resulting from the trade is the exercise of the option and commissions will not be considered variable consideration because the customer has a contractual right (but not an obligation) to choose the amount of additional distinct services which are purchased (i.e., orders for execution). The Company does not have any contracts which stipulate a guaranteed minimum number of trades and, therefore, the Company does not have any additional performance obligations. Since there are no minimum number of trades required, any trades beyond those which have already been executed are also considered optional purchases.

The Company and its customers' arrangements to do business can be terminated at will by either the customer or the Company at any time without a termination penalty. Pursuant to ASC 606-10-25-3, when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, entities should apply the revenue guidance to the period in which the parties have enforceable rights and obligations, unless a customer has a material right that extends beyond that period. For securities transactions and trade commissions, the period in which the parties have enforceable rights and obligations is typically two days or less from the trade date.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in two financial institutions, which at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure of the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. As of March 31, 2024, the company had cash in excess of insured limits of $118,439.

Receivables and Revenue

At March 31, 2024, approximately 65% of the Company's receivables were owed by one customer which is a related party. During the year ended March 31, 2024, approximately 41% of the Company's revenue was earned from one customer, which is the same related party.

NOTE 4 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Additionally, the Company is subject to Regulation 1.17 of the CFTC, which requires the maintenance of minimum net capital of $45,000, if that amount is in excess of the requirements under Rule 15c3-1. At March 31, 2024, the Company had net capital of $360,838, which was $324,914 in excess of its required net capital of $45,000. The Company's percentage of aggregate indebtedness to net capital was 149.33%.

NOTE 5 – INCOME TAXES AND DEFERRED TAXES:

The Company files as a single member Limited Liability Company. Consequently net income or loss, in general, is apportioned to the Parent and reported in its tax returns. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements.

Deferred income taxes are provided for temporary differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax law and rates applicable to the periods in which differences arise. No provisions have been made for deferred taxes or for such differences due to insignificance.

NOTE 6 - RELATED PARTY:

The Company is affiliated with a United Kingdom-based broker-dealer, Forte Securities Limited, that utilized the Company's services for execution of securities transactions for the year under audit. For the year ended March 31, 2024, the Company earned $220,157, under this arrangement, which is included in commission income on the Statement of Income. As of March 31, 2024, the receivable from this affiliate was $37,379.

For the period ended March 31, 2024, the firm accrued for commissions due to the CEO, Alexis Herzberg. As of March 31, 2024, the amount owed to Alexis Herzberg was $96,126, which is included on the Statement of Financial Condition as due to related party.

NOTE 7 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

In June 2016, the FASB issued Accounting Standards Update "ASU" No. 2016-13, Financial Instruments - Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally requires that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company has concluded that there are de minims expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

NOTE 8 - FAIR VALUE

In accordance with FASB accounting standards for investments' fair value measurement and disclosure, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

NOTE 8 - FAIR VALUE CONTINUED

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The following is a summary of the financial assets measured at fair value as of March 31, 2024:

Description of Securities Owned	Level 1	Level 2	Level 3	Total
Assets				
Equities	$ 296,006	$ -	$ -	$ 296,006
Total	$ 296,006	$ -	$ -	$ 296,006

There were no other financial assets or liabilities measured at fair value under ASC 820 as of March 31, 2024.

NOTE 9 - PENSION PLAN:

The Company maintains a defined benefit pension plan ("the Plan" covering the shareholder. The initial actuarial valuation of the plan was as of December 31, 2022 and the most recent actuarial valuation was performed as of December 31, 2023. The assets supporting the Plan are held in a separate investment fund and are valued at fair value.

The following tables set forth the changes in the benefit obligations and the plan assets, the funded status of the plan at March 31, 2024:

Change in Benefit Obligation		
Benefit Obligation, beginning of year	$	286,523
Service Cost	$	113,477
Interest Cost	$	12,080
Benefit Obligation, end of year	$	412,080
Change in Plan Assets		
Fair value of plan assets, beginning of year	$	-
Company contributions	$	286,664
Change in value of assets	$	9,342
Fair value of plan assets, end of year	$	296,006
Net Amount Recognized in the Statement of Financial Condition		
Cash Balance Pension Plan	$	296,006
Cash Balance Pension Plan Payable	$	(412,080)
Net Payable	$	(116,074)

The Plan has a current shortfall of $116,074 which is the difference between the Fair Value of Plan Assets and the Defined Benefit Obligation as of March 31, 2024

NOTE 10 - COMMITMENTS & CONTINGENCIES:

The company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit as of March 31, 2024, or during the year then ended.

NOTE 11 - SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued noting no matters requiring disclosures in the financial statements.